SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32399; File No. 812-13603

Ares Capital Corporation, *et al.*; Notice of Application

December 21, 2016

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit a business development company to co-invest in portfolio companies with affiliated investment funds.

Applicants:  Ares Capital Corporation ("ARCC"), Ares Capital Management LLC ("ACM"), Ivy Hill Asset Management, L.P. ("Ivy Hill"), Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, A.C. Corporation, ACE Equity Holdco (Cayman) Ltd., ACE II Master Fund L.P., ACE III Acquisition L.P., ACE III Master L.P., ACF Finco I LP, ACF Gateway LLC, ACOF Investment Management LLC, ACOF Operating Manager III, LLC, ACOF Operating Manager IV, LLC, ACRC Lender C LLC, ACRC Lender LLC, ACRC Lender W LLC, AELIS IR Participation LLC, AELIS X Management, L.P., AEPEP II Investment S.A.R.L., AEPEP II Master S.A.R.L., AEPEP II N Strategic Investments, L.P., AF III Cayman AIV, L.P., AF III US BD Holdings L.P., AF IV BD Holdings (offshore) Ltd., AF IV US BD Holdings II, L.P., AF IV US BD Holdings III, L.P., AF IV US BD Holdings IV, L.P., AF IV US BD Holdings V, L.P., AF IV US BD Holdings, L.P., Apollo European Real Estate III (EU) Cooperatief U.A., Apollo European Real Estate III Cooperatief U.A., APSecurities LLC, APSecurities Manager LP, AREG AC Makena Holdings LLC, AREG US Fund VIII Blocker LLC, AREG US Fund VIII Holdings LLC, AREG US Fund VIII REIT LLC, Ares

ASIP Holdings Cayman, L.P., Ares Cactus Operating Manager, L.P., Ares Cactus Private Asset Backed Fund, L.P., Ares Capital Europe (Luxembourg) S.A.R.L., Ares Capital Europe II Assets S.A.R.L., Ares Capital Europe II Holdings S.A.R.L., Ares Capital Europe II Investments S.A.R.L., Ares Capital Europe III Holdings S.A.R.L., Ares Capital Europe III Investments S.A.R.L., Ares Capital Europe Limited, Ares Capital Europe, L.P., Ares Capital European Investments Limited, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares CCF Holdings Ltd., Ares CCF Holdings S.A.R.L., Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares CIP US Real Estate Opportunity Advisors, L.P., Ares CIP US Real Estate Opportunity Partners A, L.P., Ares CIP US Real Estate Opportunity Partners B, L.P., Ares CLO Management II LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management LLC, Ares CLO Management XXIII, L.P., Ares CLO Management XXIX, L.P., Ares CLO Management XXVII, L.P., Ares CLO Management XXVIII, L.P., Ares CLO Management XXX, L.P., Ares CLO Management XXXI, L.P., Ares CLO Management XXXII, L.P., Ares CLO Management XXXIII, L.P., Ares Commercial Finance LP, Ares Commercial Finance Management LP, Ares Commercial Real Estate Corporation, Ares Commercial Real Estate Management LLC, Ares Corporate Opportunities Fund III, L.P.,  Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund II, L.P., Ares Credit Strategies Fund III, L.P., Ares CSF Holdings S.A.R.L., Ares CSF III Investment Management LLC, Ares CSF III Luxembourg S.A.R.L., Ares CSF Operating Manager I, LLC, Ares CSF Operating Manager II, LLC, Ares Customized Credit Fund L.P., Ares ECSF II North S.A.R.L., Ares ECSF II South S.A.R.L., Ares ECSF III (A) Holdings S.A.R.L., Ares ECSF IV (M) Holdings S.A.R.L., Ares ECSF V (G) Holdings S.A.R.L., Ares EIF Management V L.P., Ares EIF Management, LLC, Ares Energy

Investors Fund V, L.P., Ares Enhanced Credit Opportunities Fund B Ltd., Ares Enhanced Credit Opportunities Fund II, Ltd., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, Ltd., Ares Enhanced Loan Investment Strategy II Equity Holdings LLC, Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy IR, Ltd., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares European CLO VI BV., Ares European CLO VII BV., Ares European Credit Strategies Fund (C), L.P., Ares European Credit Strategies Fund (G), L.P., Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P., Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund V (G), L.P., Ares European Loan Funding S.A.R.L., Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Acquisition II, L.P., Ares European Property Enhancement Partners II, L.P., Ares European Real Estate Advisors III, L.P., Ares European Real Estate Advisors IV, L.P., Ares European Real Estate Fund III (Euro), L.P., Ares European Real Estate Fund III, L.P., Ares European Real Estate Fund IV, L.P., Ares European Real Estate IV (Euro), L.P., Ares European Real Estate Management III, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares ICOF Holdings Cayman, L.P., Ares ICOF I Management, LLC, Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF II Rialto Investments LLC, Ares ICOF III Finco (Cayman Fund) LLC, Ares ICOF III Fund (Cayman) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management, LP, Ares ICOF III Mini Master Fund (Cayman) LP, Ares IIIR/IVR CLO LTD., Ares Institutional Credit Fund L.P., Ares Institutional Loan Fund B.V., Ares Loan Origination LP, Ares Loan Trust 2011, Ares Loan Trust 2016, Ares Management Limited, Ares Management LLC, Ares Management UK Limited,

Ares MSCF V (H) Holdings S.A.R.L., Ares MSCF V (H) Management LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares PCS Management, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions, L.P., Ares Real Estate Management Holdings, LLC, Ares SBI Management LLC, Ares Senior Loan Fund (JPY), Ares Senior Loan Fund P, Ares Senior Loan Trust, Ares Senior Loan Trust Management, L.P., Ares Senior Loan Trust Series M-1, Ares Small Business Investments LLC, Ares Special Situations Fund IV, L.P., Ares SSF IV Direct Holdings S.A.R.L., Ares Strategic Investment Management LLC, Ares Strategic Investment Partners (L) Ltd., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners, L.P., Ares Strategic Real Estate Program –HHC, LLC, Ares UK Credit Strategies, L.P., Ares US Real Estate Fund VII 892, L.P., Ares US Real Estate Fund VII, L.P., Ares US Real Estate Fund VIII, L.P., Ares US Real Estate Opportunity Advisors, L.P., Ares US Real Estate Opportunity Fund, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate VII Advisors, L.P., Ares US Real Estate VII Management, LLC, Ares US Real Estate VIII Advisors, L.P., Ares US Real Estate VIII Management, LLC, Ares WLP Management L.P., Ares XL CLO, Ltd., Ares XXIII CLO, Ltd., Ares XXIV CLO, Ltd., Ares XXIX CLO, Ltd., Ares XXV CLO, Ltd., Ares XXVI CLO, Ltd., Ares XXVII CLO, Ltd., Ares XXVIII CLO, Ltd., Ares XXX CLO, Ltd., Ares XXXI CLO, Ltd., Ares XXXII CLO, Ltd., Ares XXXIII CLO, Ltd., Ares XXXIV CLO, Ltd., Ares XXXIX CLO, Ltd., Ares XXXV CLO, Ltd., Ares XXXVII CLO, Ltd., Ares XXXVIII CLO, Ltd., ASIP (HOLDCO) IV S.A.R.L., ASIP Operating Manager IV, LLC, ASSF Operating Manager IV, L.P., COLTS 2005-1 Ltd., COLTS 2005-2 Ltd., DF III US BD Holdings LLC, Emporia Preferred Funding I, Ltd., Emporia Preferred Funding II, Ltd., Emporia Preferred Funding III, Ltd., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, Ltd., Ivy Hill Middle Market Credit Fund IX, Ltd., Ivy Hill Middle Market Credit Fund VI, Ltd., Ivy Hill Middle Market Credit Fund VII,

Ltd., Ivy Hill Middle Market Credit Fund X, Ltd., Ivy Hill Middle Market Credit Fund XI, Ltd., Ivy

Hill Senior Debt Fund, L.P., Ivy Hill Senior Debt Fund, Ltd., Ivy Hill Senior Debt Funding 2007-1,

Q Street/Century LLC, Riopelle Century LLC, United States Power Fund III, L.P., and VEF V

Holdings, LLC.

Filing Dates:  The application was filed on November 3, 2008, and amended on May 5, 2009,

January 8, 2010, August 23, 2010, July 18, 2011, July 23, 2012, August 19, 2014, September 30,

2015, March 29, 2016, and September 23, 2016.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the

Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 17, 2017, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason

for the request, and the issues contested.  Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC

20549-1090.  Applicants:  ARCC, 245 Park Avenue, 44th Floor, New York, NY 10167; Ares

Management, L.P., 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

For Further Information Contact:  Courtney S. Thornton, Senior Counsel, or David J. Marcinkus,

Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Introduction:

1.　　　The Applicants request an order of the Commission under Sections 17(d) and 57(i)

and Rule 17d-1 thereunder (the "Order") to permit, subject to the terms and conditions set forth in

the application (the "Conditions"), a Regulated Fund[1] and one or more other Regulated Funds

and/or one or more Affiliated Funds[2] to enter into Co-Investment Transactions with each other.

"Co-Investment Transaction" means any transaction in which a Regulated Fund or its Wholly-

Owned Investment Sub participates together with one or more Affiliated Funds and/or one or more

other Regulated Funds in reliance on the Order.  "Potential Co-Investment Transaction" means any

investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could

not participate together with one or more Affiliated Funds and/or one or more other Regulated

Funds without obtaining and relying on the Order.[3]

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[1]　　　"Regulated Funds" means ARCC, the Future Regulated Funds and the BDC Downstream Funds (defined below).  "Future Regulated Fund" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser other than Ivy Hill and (c) that intends to participate in the program of co-investment described in the application.  "Adviser" means (a) ACM and the Existing Advisers to Affiliated Funds (identified in Appendix A to the application) together with any future investment adviser that (i) controls, is controlled by or is under common control with Ares Management, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund; and (b) Ivy Hill.  "BDC Downstream Fund" means either (a) with respect to ARCC, the Downstream Ivy Hill Funds, or (b) with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub, and (vi) that intends to participate in the program of co-investment described in the application.

[2]　　　"Affiliated Fund" means any Existing Affiliated Fund or any entity (a) whose investment adviser is an Adviser other than Ivy Hill, (b) that would be an investment company but for section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the program of co-investment described in the application.  Applicants represent that no Existing Affiliated Fund is a BDC Downstream Fund.

[3]　　　All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions as set forth in the application.

Applicants:

2.      ARCC is a closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company ("BDC") under the Act.[4] ARCC's Board[5] currently consists of nine members, five of whom are Independent Directors.[6] Each of Ares Capital CP Funding LLC and Ares Capital JB Funding LLC is a Wholly-Owned Investment Sub of ARCC.

3.      ACM, a Delaware limited liability company registered under the Investment Advisers Act of 1940 (the "Advisers Act"), serves as the investment adviser to ARCC.

4.      Ivy Hill is a Delaware limited partnership that is registered under the Advisers Act. Ivy Hill is ARCC's indirect wholly owned portfolio company that manages the investment and reinvestment of the assets of the Existing Downstream Ivy Hill Funds identified in Appendix B to the application . Each of the Existing Downstream Ivy Hill Funds would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.[7]

5.      Applicants state that in March 2012, ARCC received an exemptive order under Sections 6(c) and 12(d)(3) of the Act which permits ARCC to own and make additional investments

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[4]     Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[5]     "Board" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund. "Independent Party" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

[6]     "Independent Director" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

[7]     "Downstream Ivy Hill Funds" means any Existing Downstream Ivy Hill Funds or any entity (a) whose investment adviser is Ivy Hill and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (c) in which none of ACM, any person affiliated with ACM (other than ARCC or any entity controlled by ARCC), any of their clients, or Ares Operations LLC ("Ares Administration"), is invested, and (d) that intends to participate in the program of co-investment described in the Application.

in Ivy Hill (the "12(d)(3) Order").[8]  Applicants state that the conditions to the 12(d)(3) Order

provide that neither Ivy Hill (including members of its investment committee with respect to

Covered Information[9] received in their capacities as such) nor any persons controlled by Ivy Hill

("Information Providers") will directly or indirectly provide Covered Information to ACM or any

person affiliated with ACM (other than ARCC and persons controlled by ARCC and as necessary to

be provided to ACM and Ares Administration, to provide advisory and administrative services to

ARCC and Ivy Hill) (such restrictions, the "12(d)(3) Restrictions").  Applicants believe that the

12(d)(3) Restrictions do not interfere with the Applicants' ability to comply with the Conditions

because the terms of the Order would not modify the restrictions in the 12(d)(3) Order and Ivy Hill

would comply in all respects with both the Order and the 12(d)(3) Order.  Applicants acknowledge

that the requested Order does not grant relief from Sections 17(a)(1), 17(a)(2), 57(a)(1) or 57(a)(2)

of the Act.

6.      The Existing Affiliated Funds are the investment funds identified in Appendix A to

the application.  Applicants represent that each Existing Affiliated Fund is a separate and distinct

legal entity and each would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

7.      The Existing Advisers to Affiliated Funds are the investment advisers to the Existing

Affiliated Funds.  Each of the Existing Advisers to Affiliated Funds is registered as an investment

adviser under the Advisers Act.

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[8]      Ares Capital Corporation, *et al.* (File No. 812-13847), Investment Company Release. Nos. 29977 (Mar. 9, 2012) (notice) and 30024 (Mar. 29, 2012) (order).

[9]      "Covered Information" is defined to mean all information except information that: (i) is generally available to the public; (ii) is of the nature that Information Providers share with unaffiliated market participants at no cost and is not proprietary to the Information Providers; (iii) Information Providers have obtained from unaffiliated third parties, including but not limited to general market opinions and analyses, analyst reports and diligence reports, and that such third parties generally make available to others, including market participants in the ordinary course, at no cost; or (iv) Information Providers have obtained from, or are providing on behalf of, borrowers or potential borrowers or their advisors, and that such borrowers or advisors generally make available to unaffiliated market participants at no cost upon request.

8.      Each of the Applicants may be deemed to be directly or indirectly controlled by Ares

Management L.P. ("Ares Management"), a publicly traded partnership and the parent company of

the Advisers.  Ares Management thus may be deemed to control the Regulated Funds and the

Affiliated Funds.  Applicants state that Ares Management is a holding company and does not

currently offer investment advisory services to any person and is not expected to do so in the future.

Applicants state that, as a result, Ares Management has not been included as an Applicant.

9.      Applicants state that a Regulated Fund may, from time to time, form one or more

Wholly-Owned Investment Subs.[10]  Such a subsidiary may be prohibited from investing in a Co-

Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund

because it would be a company controlled by its parent Regulated Entity for purposes of Section

57(a)(4) and Rule 17d-1.  Applicants request that each Wholly-Owned Investment Sub be permitted

to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the

Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of

the Order, as though the parent Regulated Fund were participating directly.  Applicants represent

that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose

other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no

conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned

Investment Sub.  The Board of the parent Regulated Fund would make all relevant determinations

under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-

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[10]      "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with such
Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 100% of the voting and economic
interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and,
in the case of an SBIC Subsidiary), maintain a license under the SBA Act and issue debentures guaranteed by the SBA);
(iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to
the entity's participation under the Conditions; and (iv) that would be an investment company but for Section 3(c)(1) or
3(c)(7) of the Act.  The term "SBIC Subsidiary" means a wholly owned consolidated subsidiary that is licensed by the
Small Business Administration (the "SBA") to operate under the Small Business Act of 1958, as amended, (the "SBA
Act") as a small business investment company.

Investment Transaction, and the Board would be informed of, and take into consideration, any

proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place.  If the parent

Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its

Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of,

and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned

Investment Sub.

Applicants' Representations:

A.    Allocation Process

10.    Applicants state that the Advisers are presented with thousands of investment

opportunities each year on behalf of their clients and must determine how to allocate those

opportunities in a manner that, over time, is fair and equitable to all of their clients.  Such

investment opportunities may be Potential Co-Investment Transactions.

11.    Applicants represent that they have established processes for allocating initial

investment opportunities, opportunities for subsequent investments in an issuer and dispositions of

securities holdings reasonably designed to treat all clients fairly and equitably.  Further, Applicants

represent that these processes will be extended and modified in a manner reasonably designed to

ensure that the additional transactions permitted under the Order will both (i) be fair and equitable

to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions.

12.    Specifically, applicants state that the Advisers are organized and managed such that

the individual portfolio managers and investment teams responsible for identifying and evaluating

investment opportunities and making investment decisions on behalf of clients are promptly notified

of the opportunities.  If the requested Order is granted, the Advisers will establish, maintain and

implement policies and procedures reasonably designed to ensure that, when such opportunities

arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies[11] and any Board-Established Criteria[12] of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, investment teams and/or investment committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent determination and recommendations under the Conditions.

13. The Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances. If the Adviser to a Regulated Fund deems the Regulated Fund's participation in such Potential Co-Investment Transaction to be appropriate, then it will formulate a recommendation regarding the proposed order amount for the Regulated Fund.

14. Applicants state that, for each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a

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[11] "Objectives and Strategies" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the "Securities Act") or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

[12] "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

proposed order amount to an allocation committee for the area in question (*e.g.,* credit, private

equity, real estate) on which senior management, legal and compliance personnel participate.

Applicants state that these allocation committees are structured with overlapping membership to

ensure consistency of approach. Applicants state that, at this stage, each proposed order amount

may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and

procedures.[13] Applicants state that prior to the External Submission (defined below), the order

amount will be submitted to the internal trading function, which is comprised of a group of

individual traders who collect and execute trades. The order of a Regulated Fund or Affiliated Fund

resulting from this process is referred to as its "Internal Order." The Internal Order of participating

Regulated Funds will be submitted for approval by the Required Majority of any participating

Regulated Funds in accordance with the Conditions.[14]

15.  If the aggregate Internal Orders for a Potential Co-Investment Transaction do not

exceed the size of the investment opportunity immediately prior to the submission of the orders to

the underwriter, broker, dealer or issuer, as applicable (the "External Submission"), then each

Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a

Potential Co-Investment Transaction exceed the size of the investment opportunity immediately

prior to the External Submission, then the allocation of the opportunity will be made pro rata on the

basis of the size of the Internal Orders.[15] If, subsequent to such External Submission, the size of the

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[13]     The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[14]     "Required Majority" means a required majority, as defined in Section 57(o) of the Act. In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

[15]     The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in

opportunity is increased or decreased, or if the terms of such opportunity, or the facts and

circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the

opportunity, change, the participants will be permitted to submit revised Internal Orders in

accordance with written allocation policies and procedures that the Advisers will establish,

implement and maintain.[16]

### B. Follow-On Investments

16.     Applicants state that from time to time the Regulated Funds and Affiliated Funds

may have opportunities to make Follow-On Investments[17] in an issuer in which a Regulated Fund

and one or more other Regulated Funds and/or Affiliated Funds previously have invested and

continue to hold an investment.

17.     Applicants propose that Follow-On Investments would be divided into two

categories depending on whether the prior investment was a Co-Investment Transaction or a Pre-

Boarding Investment.[18]  If the Regulated Funds and Affiliated Funds had previously participated in

a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired

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conjunction with Potential Co-Investment Transactions.  Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.  "Eligible Directors" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

[16]     However, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with condition 2, 6, 7, 8 or 9, as applicable.

[17]     "Follow-On Investment" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[18]     "Pre-Boarding Investments" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that: (i) were acquired prior to participating in any Co-Investment Transaction; (ii) were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and (iii) were acquired either: (A) in reliance on one of the JT No-Action Letters (defined below); or (B) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

in a Co-Investment Transaction for that issuer, then the terms and approval of the Follow-On Investment would be subject to the Standard Review Follow-Ons described in Condition 8.   If the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the terms and approval of the Follow-On Investment would be subject to the Enhanced-Review Follow-Ons described in Condition 9.  All Enhanced Review Follow-Ons require the approval of the Required Majority.  For a given issuer, the participating Regulated Funds and Affiliated Funds would need to comply with the requirements of Enhanced-Review Follow-Ons only for the first Co-Investment Transaction.  Subsequent Co-Investment Transactions with respect to the issuer would be governed by the requirements of Standard Review Follow-Ons.

18.      A Regulated Fund would be permitted to invest in Standard Review Follow-Ons

either with the approval of the Required Majority under Condition 8(c) or without Board approval

under Condition 8(b) if it is (i) a Pro Rata Follow-On Investment[19] or (ii) a Non-Negotiated Follow-

On Investment.[20]  Applicants believe that these Pro Rata and Non-Negotiated Follow-On

Investments do not present a significant opportunity for overreaching on the part of any Adviser and

thus do not warrant the time or the attention of the Board.  Pro Rata Follow-One Investments and

Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in

accordance with Condition 10.

C.      Dispositions

19.      Applicants propose that Dispositions[21] would be divided into two categories.  If the

Regulated Funds and Affiliated Funds holding investments in the issuer had previously participated

in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the

Disposition would be subject to the Standard Review Dispositions described in Condition 6.  If the

Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment

Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the terms and

approval of the Disposition would be subject to the Enhanced Review Dispositions described in

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[19]      A "Pro Rata Follow-On Investment" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund.  The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

[20]      A "Non-Negotiated Follow-On Investment" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.  "JT No-Action Letters" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

[21]      "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.

Condition 7. Subsequent Dispositions with respect to the same issuer would be governed by Condition 6 under the Standard Review Dispositions.[22]

20. A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority under Condition 6(d) or without Board approval under Condition 6(c) if (i) the Disposition is a Pro Rata Disposition[23] or (ii) the securities are Tradable Securities[24] and the Disposition meets the other requirements of Condition 6(c)(ii). Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

### D. Delayed Settlement

21. Applicants represent that under the terms and Conditions of the Application, all Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the

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[22]     However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review would be required because such findings would not have been required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[23]     A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

[24]     "Tradable Security" means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa.[25]   Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

E.    Holders

22.    Under Condition 15, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the Condition.  Applicants believe that this Condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly.  The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

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[25]    Applicants state that this may occur for two reasons.  First, when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days.  Second, where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days.

Applicants' Legal Analysis:

1.        Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a registered investment company and an affiliated person in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.  Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.        Similarly, with regard to BDCs, section 57(a)(4) of the Act generally prohibits certain persons specified in section 57(b) from participating in  joint transactions with the BDC or a company controlled by the BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4).  Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

3.        Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as applicable, vis-à-vis each participating Regulated Fund.  Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of section 2(a)(3) by reason of common control because (i) controlled affiliates of Ares Management manage each of the Affiliated Funds, (ii) Ares Management controls ACM, which manages ARCC, and (iii) to the extent that ARCC continues to control Ivy Hill, the Downstream Ivy Hill Funds, are, and, in the future will be,

deemed to be controlled by ACM, ARCC or certain of ARCC's subsidiaries. Thus, each of the

Affiliated Funds could be deemed to be a person related to the Downstream Ivy Hill Funds in a

manner described by Section 57(b) and related to the other Regulated Funds in a manner described

by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply

respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with

the Regulated Funds.

4.      In passing upon applications under rule 17d-1, the Commission considers whether

the company's participation in the joint transaction is consistent with the provisions, policies, and

purposes of the Act and the extent to which such participation is on a basis different from or less

advantageous than that of other participants.

5.      Applicants state that in the absence of the requested relief, in many circumstances

the Regulated Funds would be limited in their ability to participate in attractive and appropriate

investment opportunities. Applicants state that, as required by Rule 17d-1(b), the Conditions ensure

that the terms on which Co-Investment Transactions may be made will be consistent with the

participation of the Regulated Funds being on a basis that it is neither different from nor less

advantageous than other participants, thus protecting the equity holders of any participant from

being disadvantaged. Applicants further state that the Conditions ensure that all Co-Investment

Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not

involve overreaching by any person concerned, including the Advisers. Applicants state that the

Regulated Funds' participation in the Co-Investment Transactions in accordance with the

Conditions will be consistent with the provisions, policies, and purposes of the Act and would be

done in a manner that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following Conditions:

1.      Identification and Referral of Potential Co-Investment Transactions.

(a)      Each Adviser (other than Ivy Hill) will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)      When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.      Board Approvals of Co-Investment Transactions.

(a)      If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)      If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. of the application.  Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

(c)     After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration.  A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)     the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)     the transaction is consistent with:

(A)     the interests of the Regulated Fund's equity holders; and

(B)     the Regulated Fund's then-current Objectives and Strategies;

(iii)     the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)     the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the

Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)     any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

(iv)     the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[26] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.     <u>Right to Decline</u>.  Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.     <u>General Limitation</u>.  Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[27] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.[28]

5.     <u>Same Terms and Conditions</u>.  A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date

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[26]     For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[27]     This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[28]     "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.  "Close Affiliate" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).  "Remote Affiliate" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.　　Standard Review Dispositions.

(a)　*General.* If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)　the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)　the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)　*Same Terms and Conditions.* Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)　*No Board Approval Required.* A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)     (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition[29];  (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)     each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)     *Standard Board Approval.*  In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

7.     Enhanced Review Dispositions.

(a)     *General.*  If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

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[29]     In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

(i)       the Adviser to such Regulated Fund or Affiliated Fund will notify each

Regulated Fund that holds an investment in the issuer of the proposed Disposition at the

earliest practical time;

(ii)      the Adviser to each Regulated Fund that holds an investment in the issuer

will formulate a recommendation as to participation by such Regulated Fund in the

Disposition; and

(iii)     the Advisers will provide to the Board of each Regulated Fund that holds an

investment in the issuer all information relating to the existing investments in the issuer of

the Regulated Funds and Affiliated Funds, including the terms of such investments and how

they were made, that is necessary for the Required Majority to make the findings required

by this Condition.

(b)      *Enhanced Board Approval.*  The Adviser will provide its written recommendation as

to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will

participate in such Disposition solely to the extent that a Required Majority determines that:

(i)       the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)      the making and holding of the Pre-Boarding Investments were not prohibited

by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board

minutes.

(c)      *Additional Requirements.*  The Disposition may only be completed in reliance on the

Order if:

(i)       *Same Terms and Conditions*.  Each Regulated Fund has the right to

participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated

Fund;

(ii)     *Original Investments.*  All of the Affiliated Funds' and Regulated Funds'

investments in the issuer are Pre-Boarding Investments;

(iii)     *Advice of Counsel.*  Independent counsel to the Board advises that the making

and holding of the investments in the Pre-Boarding Investments were not prohibited by

Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)     *Multiple Classes of Securities.*  All Regulated Funds and Affiliated Funds

that hold Pre-Boarding Investments in the issuer immediately before the time of completion

of the Co-Investment Transaction hold the same security or securities of the issuer.  For the

purpose of determining whether the Regulated Funds and Affiliated Funds hold the same

security or securities, they may disregard any security held by some but not all of them if,

prior to relying on the Order, the Required Majority is presented with all information

necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's

holding of a different class of securities (including for this purpose a security with a

different maturity date) is immaterial[30] in amount, including immaterial relative to the size

of the issuer; and (y) the Board records the basis for any such finding in its minutes.  In

addition, securities that differ only in respect of issuance date, currency, or denominations

may be treated as the same security; and

(v)     *No control.*  The Affiliated Funds, the other Regulated Funds and their

affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in

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[30]     In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.      Standard Review Follow-Ons.

(a)      *General.*  If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)      the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)      the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)      *No Board Approval Required.*  A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)      (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[31] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the Application); or

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[31]      To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii)    it is a Non-Negotiated Follow-On Investment.

(c)    *Standard Board Approval.*  In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c).  If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)    *Allocation.*  If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. of the application.

(e)    *Other Conditions.*  The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the application.

9.      Enhanced Review Follow-Ons.

(a)      *General.*  If any Regulated Fund or Affiliated Fund desires to make a Follow-On

Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and

Affiliated Funds holding investments in the issuer have not previously participated in a Co-

Investment Transaction with respect to the issuer:

(i)      the Adviser to each such Regulated Fund or Affiliated Fund will notify each

Regulated Fund that holds securities of the portfolio company of the proposed transaction at

the earliest practical time;

(ii)      the Adviser to each Regulated Fund that holds an investment in the issuer

will formulate a recommendation as to the proposed participation, including the amount of

the proposed investment, by such Regulated Fund; and

(iii)      the Advisers will provide to the Board of each Regulated Fund that holds an

investment in the issuer all information relating to the existing investments in the issuer of

the Regulated Funds and Affiliated Funds, including the terms of such investments and how

they were made, that is necessary for the Required Majority to make the findings required

by this Condition.

(b)      *Enhanced Board Approval.*  The Adviser will provide its written recommendation as

to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will

participate in such Follow-On Investment solely to the extent that a Required Majority reviews the

proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding

Investments in relation to the total economic exposure and other terms and makes the

determinations set forth in Condition 2(c).  In addition, the Follow-On Investment may only be

completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)      *Additional Requirements.*  The Follow-On Investment may only be completed in reliance on the Order if:

(i)      *Original Investments.*  All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)      *Advice of counsel.*  Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)      *Multiple Classes of Securities.*  All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer.  For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)    *No control.*  The Affiliated Funds, the other Regulated Funds and their

affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in

the aggregate, do not control the issuer of the securities (within the meaning of Section

2(a)(9) of the Act).

(d)    *Allocation.*  If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any

Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding

investments in the issuer or the security at issue, as appropriate, immediately preceding the

Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the

Follow-On Investment by the participating Regulated Funds and any participating Affiliated

Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on

the size of the Internal Orders, as described in section III.A.1.b. of the application.

(e)    *Other Conditions.*  The acquisition of Follow-On Investments as permitted by this

Condition will be considered a Co-Investment Transaction for all purposes and subject to the other

Conditions set forth in the application.

10.    Board Reporting, Compliance and Annual Re-Approval.

(a)    Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund,

on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments

in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the

Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current

Objectives and Strategies and Board-Established Criteria that were not made available to the

Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)     All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)     Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.  In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)     The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11.     Record Keeping.  Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.     Director Independence.  No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.

13.     Expenses.  The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.     Transaction Fees.[32]  Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants.

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[32]     Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.    If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.


For the Commission, by the Division of Investment Management, under delegated authority.


Robert W. Errett
Deputy Secretary